Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

BBR ALO Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$75,000,000.00		$10,357.50

Total Transaction Valuation:		$75,000,000.00
Total Fees Due for Filing:				$10,357.50
Total Fees Previously Paid:				10,357.50
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

__________________________________________
Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests. The fee of $10,357.50 was paid by the Fund in connection with filing its initial Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer. Calculated at 0.0001381% of the Transaction Valuation.